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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING

                           SEC File Number: 000-25198
                              CUSIP Number: 913378



 (CHECK ONE):  |X| Form 10-K   |_| Form 20-F   |_| Form 11-K   |_| Form 10-Q
               |_| Form N-SAR

               For Period    December 31, 2004
               Ended:
                             ---------------------------------------------------

               |_| Transition Report on Form 10-K
               |_| Transition Report on Form 20-F
               |_| Transition Report on Form 11-K
               |_| Transition Report on Form 10-Q
               |_| Transition Report on Form N-SAR
               For the Transaction Period
               Ended:
                                           -------------------------------------






    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Universal Automotive Industries, Inc.
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Full Name of Registrant


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Former Name if Applicable

11859 South Central Avenue
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Address of Principal Executive Office (Street and Number)

Alsip, Illinois 60803
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City, State and Zip Code


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PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to the liquidity challenges facing the Registrant (which require among other things the utilization of available funds in areas other than completion of the audit) as well as the year end accounting issues associated with the integration of the TRW Autospecialty assets acquisition, the Registrant has not been able to complete its audit of fiscal 2004. In addition, management has been busy addressing issues with operations and finances, and has insufficient time to complete the non-accounting aspects of the Form 10-K. The Registrant cannot presently set an expected timeframe as to when it may be able to complete the required Form 10-K filing for 2004.

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                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Robert W. Zimmer              (708)                   293-4050
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                (Name)                  (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  |X| Yes |_| No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes  |_|No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the year ended December 31, 2003, the Company had a net loss of $4,241,015. For the year ended December 31, 2004, the Company anticipates a net loss of approximately $1.75 million, before adjustments and after giving effect to an extraordinary gain of approximately $10.9 million in connection with the Company's acquisition of assets of the Autospecialty division of Kelsey-Hayes Company on January 12, 2004.


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                      Universal Automotive Industries, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   March 31, 2005               By    /s/ Robert W. Zimmer
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                                       Robert W. Zimmer, Chief Financial Officer

  INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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                 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
                     CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
                              (SEE 18 U.S.C. 1001).